UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

Commission File No. 001-36085

CNH INDUSTRIAL N.V.

(Translation of Registrant’s Name Into English)

25 St James’s Street,

London, SW1A 1HA

United Kingdom

Tel. No.: +44 1268 533000

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CNH INDUSTRIAL N.V.

Form 6-K for the month of April 2018

The following exhibits are furnished herewith:

Exhibit 99.1	Press release, dated April 27, 2018, titled: “CNH Industrial N.V. new buyback program”

Exhibit 99.2	Press release, dated April 27, 2018, titled: “CNH Industrial reported 2018 first quarter consolidated revenues up 17% to $6.8 billion, net income at $202 million, or $0.14 per share. Net industrial debt(3)(4) at $1.9 billion”

Exhibit 99.3	CNH Industrial N.V. First Quarter 2018 Results Review Presentation

Exhibit 99.4	Letter to shareholders included in CNH Industrial N.V. 2017 EU Annual Report distributed to shareholders on April 13, 2018

Exhibit 99.5	Voting Results of the Annual General Meeting of Shareholders of CNH Industrial N.V. held on Friday, April 13, 2018

Exhibit 99.6	Press release, dated April 27, 2018, titled: “Moody’s upgrades CNH Industrial’s senior debt to Ba1, affirms Ba1 corporate family rating and improves outlook to positive”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Industrial N.V.

By:	/s/ Michael P. Going
Name: Michael P. Going
Title: Corporate Secretary

April 27, 2018

Index of Exhibits

Exhibit Number	Description of Exhibit

Exhibit 99.1	Press release, dated April 27, 2018, titled: “CNH Industrial N.V. new buyback program”

Exhibit 99.2	Press release, dated April 27, 2018, titled: “CNH Industrial reported 2018 first quarter consolidated revenues up 17% to $6.8 billion, net income at $202 million, or $0.14 per share. Net industrial debt(3)(4) at $1.9 billion”

Exhibit 99.3	CNH Industrial N.V. First Quarter 2018 Results Review Presentation

Exhibit 99.4	Letter to shareholders included in CNH Industrial N.V. 2017 EU Annual Report distributed to shareholders on April 13, 2018

Exhibit 99.5	Voting Results of the Annual General Meeting of Shareholders of CNH Industrial N.V. held on Friday, April 13, 2018

Exhibit 99.6	Press release, dated April 27, 2018, titled: “Moody’s upgrades CNH Industrial’s senior debt to Ba1, affirms Ba1 corporate family rating and improves outlook to positive”